Exhibit 1

200 | Westpac GROUP

JUNE 2019

PILLAR 3 REPORT

Incorporating the requirements of APS330

Westpac Banking Corporation ABN 33 007 457 141

Pillar 3 report
Table of contents

Structure of Pillar 3 report

Executive summary	3
Introduction	5
Group structure	6
Capital overview	8
Leverage ratio	11
Credit risk exposures	12
Securitisation	16
Liquidity coverage ratio	19
Appendix
Appendix I | APS330 Quantitative requirements	20
Disclosure regarding forward-looking statements	21

In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise).

In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars.

Any discrepancies between totals and sums of components in tables contained in this report are due to rounding.

In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III.

Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report.  All references in this report to websites are inactive textual references and are for information only.

2 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Executive summary

$m	30 June 2019	31 March 2019	30 June 2018
The Westpac Group at Level 2
Common equity Tier 1 capital ratio %	10.5	10.6	10.4
Additional Tier 1 capital %	2.2	2.2	2.2
Tier 1 capital ratio %	12.7	12.8	12.6
Tier 2 capital %	1.8	1.8	2.2
Total regulatory capital ratio %	14.5	14.6	14.8

APRA leverage ratio %	5.7	5.7	5.6
Level 1 common equity Tier 1 capital ratio (CET1) %	10.5	10.7	10.2

Westpac’s common equity Tier 1 (CET1) capital ratio was 10.5% at 30 June 2019. The CET1 ratio was lower than the 10.6% reported in March 2019 consistent with the normal quarterly movement in the CET1 capital ratio associated with the payment of the 2019 interim dividend.  The quarterly movement in the CET1 capital ratio was impacted by:

•                  relatively modest risk weighted asset (RWA) growth over the quarter (up 0.6%); and

•                  participation in the dividend reinvestment plan (DRP), which was 35.8% following the 1.5% discount being placed on the DRP market price.

$m	30 June 2019	31 March 2019	30 June 2018
Risk weighted assets at Level 2
Credit risk	366,701	362,762	361,558
Market risk	8,037	8,338	8,672
Operational risk	41,266	38,641	30,850
Interest rate risk in the banking book	2,745	7,076	13,064
Other	3,415	3,002	3,399
Total RWA	422,164	419,819	417,543
Total Exposure at Default	1,033,702	1,029,817	1,024,015

Total RWA increased $2.3 billion or 0.6% this quarter with most of the rise due to an increase in the operational risk RWA overlay of $2.4bn to align Westpac’s operational risk capital to the standardised approach.  Other movements in RWA largely offset each other with credit RWA increasing $3.9bn while non-credit RWA (excluding the operational risk capital increase indicated above) decreased by $4.2bn.

The $3.9 billion increase in credit risk RWA included:

•                  Portfolio growth of $0.8 billion in RWA mainly driven by mortgage growth;

•                  Changes to credit quality, which increased RWA by $2.0 billion, mostly due to higher mortgage delinquencies; and

•                  An increase in mark-to-market related credit risk RWA of $1.1 billion, mostly due to lower interest rates over the quarter.

The $4.2 billion decrease in non-credit RWA (excluding the movement in operational risk RWA) was mostly due to a $4.3 billion fall in interest rate risk in the banking book RWA as a result of lower interest rates.

Exposure at Default

Exposure at default (EAD) increased $3.9 billion (up 0.4%) over the quarter, primarily due to growth in residential mortgage exposures of $3.9 billion.

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure1. At 30 June 2019, Westpac’s leverage ratio was 5.7% (31 March 2019: 5.7%).

Liquidity Coverage Ratio (LCR)

Westpac’s average LCR for the quarter ending 30 June 2019 was 137%2. Spot LCR at 30 June 2019 was 128% (31 March 2019: 138%).

Future capital developments

On 11 July 2019 Westpac Group received the Australian Prudential Regulation Authority’s (APRA) response to its Culture, Governance and Accountability (CGA) self-assessment. As part of its response, APRA has decided to apply an additional $500 million to Westpac’s operational risk capital requirement

1  As defined under Attachment D of APS110: Capital Adequacy

2  Calculated as a simple average of the daily observations over the 30 June 2019 quarter.

Westpac Group June 2019 Pillar 3 Report | 3

Pillar 3 report
Executive summary

reflecting a need to improve its management of non-financial risks. The $500 million requirement will apply at 30 September 2019 and will remain until APRA is satisfied that Westpac has completed the action plan set out in the CGA self-assessment. This change is expected to reduce Westpac’s Level 1 and Level 2 CET1 capital ratio by approximately 16 basis points.

In addition, the following capital developments are expected to emerge in the near future:

•                  New derivative standard from 1 July 2019, expected to reduce CET1 capital ratio by approximately 20 basis points;

•      AASB1 16 Leasing standard from 1 October 2019 (no impact in FY19), expected to reduce CET1 capital ratio by approximately 8 basis points;

•                  APRA unquestionably strong benchmark for CET1 capital ratio of at least 10.5% commences 1 January 2020 (based on current RWA methodology);

•                  Reserve Bank of New Zealand (RBNZ) capital announcement expected to be finalised late 2019; and

•                  APRA advised that it will be reviewing its current approach to risk-weighting Authorised Deposit-taking Institution’s (ADI) equity exposures to subsidiaries (including NZ subsidiaries) at Level 1 later in 2019.

The CET1 capital ratio at 30 September 2019 will depend on 4Q19 earnings, which may be impacted by the risks described in Westpac’s 2019 Interim Results announcement (including changes in remediation provisions or potential fines and penalties).

1  Australian Accounting Standards Board.

4 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Introduction

Westpac Banking Corporation is an ADI subject to regulation by the APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.

In accordance with APS330 Public Disclosure, financial institutions that have received this accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly.

In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for:

•    Capital instruments under Attachment B of APS330; and

•    The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually).

Capital instruments disclosures are updated when:

•    A new capital instrument is issued that will form part of regulatory capital; or

•    A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed.

[1] http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Westpac Group June 2019 Pillar 3 Report | 5

Pillar 3 report
Group structure

Westpac seeks to ensure that it is adequately capitalised at all times. APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels:

•     Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy;

•     Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and

•     Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities.

Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2.

The Westpac Group

The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation.

Accounting consolidation3

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases.

Group entities excluded from the regulatory consolidation at Level 2

Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities:

•     insurance;

•     acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management;

•     non-financial (commercial) operations; or

•     special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation.

Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities.

1  APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI.

[2]  Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report.

[3]  Refer to Note 35 of Westpac’s 2018 Annual Report for further details.

6 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Group structure

Subsidiary banking entities

Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand. WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank-PNG-Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2.

Restrictions and major impediments on the transfer of funds or regulatory capital within the Group

Minimum capital (‘thin capitalisation’) rules

Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules.

Tax costs associated with repatriation

Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated.

Intra-group exposure limits

Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk.

Prudential regulation of subsidiary entities

Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2.

On 15 November 2017, the RBNZ advised WNZL of changes to its conditions of registration resulting from its review of WNZL’s compliance with the RBNZ’s ‘Capital Adequacy Framework’ (Internal Models Based Approach) (BS2B). The changes to WNZL’s conditions of registration came into effect on 31 December 2017 and increase the minimum Total Capital ratio, Tier 1 Capital ratio and Common Equity Tier 1 Capital ratio of WNZL and its controlled entities by 2%. WNZL has also undertaken to the RBNZ to maintain the Total Capital ratio of WNZL and its controlled entities above 15.1%. WNZL and its controlled entities retain an appropriate amount of capital to comply with the increased minimum ratios.

[1]  For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Westpac Group June 2019 Pillar 3 Report | 7

Pillar 3 report
Capital overview

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•      the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

•      consideration of both regulatory and economic capital requirements;

•      a stress testing framework  that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

•      consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

In light of APRA’s announcement on ‘unquestionably strong’ capital benchmarks on 19 July 2017, Westpac will seek to operate with a CET1 capital ratio of at least 10.5% in March and September as measured under the existing capital framework. This also takes into consideration:

•      current regulatory capital minimums and the capital conservation buffer (“CCB”), which together are the total CET1 requirement. In line with the above, the total CET1 requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to domestic systemically important banks (D-SIBs)1;

•      stress testing to calibrate an appropriate buffer against a downturn; and

•      quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Should the CET1 ratio fall below the total CET1 requirement, restrictions on the distribution of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 capital distributions and discretionary staff bonuses.

Westpac will revise its target capital levels once APRA finalises its review of the capital adequacy framework.

Total regulatory capital developments

On 9 July 2019 APRA announced that it will require the major banks (including Westpac) to lift Total Capital by three percentage points of RWA by 1 January 2024 in order to boost loss absorbing capacity and support orderly resolution. APRA also confirmed that its overall long term target of an additional four to five percentage points of loss absorbing capacity remains unchanged, and that it will consider the most feasible alternative method of sourcing the remaining one to two percentage points, taking into account the particular characteristics of the Australian financial system.

Westpac’s capital adequacy ratios

%	30 June 2019	31 March 2019	30 June 2018
The Westpac Group at Level 2
Common equity Tier 1 capital ratio	10.5	10.6	10.4
Additional Tier 1 capital	2.2	2.2	2.2
Tier 1 capital ratio	12.7	12.8	12.6
Tier 2 capital	1.8	1.8	2.2
Total regulatory capital ratio	14.5	14.6	14.8

The Westpac Group at Level 1
Common equity Tier 1 capital ratio	10.5	10.7	10.2
Additional Tier 1 capital	2.3	2.3	2.3
Tier 1 capital ratio	12.8	13.0	12.5
Tier 2 capital	1.9	1.8	2.3
Total regulatory capital ratio	14.7	14.8	14.8

Westpac New Zealand Limited’s capital adequacy ratios

%	30 June 2019	31 March 2019	30 June 2018
Westpac New Zealand Limited
Common equity Tier 1 capital ratio	12.0	11.7	12.2
Additional Tier 1 capital	2.7	2.8	2.8
Tier 1 capital ratio	14.7	14.5	15.0
Tier 2 capital	2.0	2.0	2.1
Total regulatory capital ratio	16.7	16.5	17.1

[1] Noting that APRA may apply higher CET1 requirements for an individual ADI.

8 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Capital overview

Capital requirements

This table shows risk weighted assets and associated capital requirements1 for each risk type included in the regulatory assessment of Westpac’s capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

30 June 2019	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	73,728	1,720	75,448	6,036
Business lending	35,921	969	36,890	2,951
Sovereign	1,899	1,074	2,973	238
Bank	7,317	44	7,361	589
Residential mortgages	134,702	5,155	139,857	11,189
Australian credit cards	5,741	-	5,741	459
Other retail	12,898	917	13,815	1,105
Small business	16,331	-	16,331	1,307
Specialised lending	53,887	446	54,333	4,347
Securitisation	5,749	-	5,749	460
Mark-to-market related credit risk[3]	-	8,203	8,203	656
Total	348,173	18,528	366,701	29,337
Market risk			8,037	643
Operational risk			41,266	3,301
Interest rate risk in the banking book			2,745	220
Other assets[4]			3,415	273
Total			422,164	33,774

31 March 2019	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	73,551	1,737	75,288	6,023
Business lending	35,294	982	36,276	2,902
Sovereign	1,653	1,042	2,695	216
Bank	7,066	31	7,097	568
Residential mortgages	132,133	5,273	137,406	10,992
Australian credit cards	5,910	-	5,910	473
Other retail	13,082	944	14,026	1,122
Small business	16,092	-	16,092	1,287
Specialised lending	54,833	446	55,279	4,422
Securitisation	5,583	-	5,583	447
Mark-to-market related credit risk[3]	-	7,110	7,110	569
Total	345,197	17,565	362,762	29,021
Market risk			8,338	667
Operational risk			38,641	3,091
Interest rate risk in the banking book			7,076	566
Other assets[4]			3,002	240
Total			419,819	33,585

[1]  Total capital required is calculated as 8% of total risk weighted assets.

[2]  Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

[3]  Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

[4]  Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac Group June 2019 Pillar 3 Report | 9

Pillar 3 report
Capital overview

30 June 2018	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	70,539	1,811	72,350	5,788
Business lending	35,402	984	36,386	2,911
Sovereign	1,616	962	2,578	206
Bank	6,482	48	6,530	522
Residential mortgages	129,827	5,481	135,308	10,825
Australian credit cards	6,464	-	6,464	517
Other retail	14,213	1,011	15,224	1,218
Small business	16,144	-	16,144	1,292
Specialised lending	57,299	432	57,731	4,618
Securitisation	5,932	-	5,932	475
Mark-to-market related credit risk[3]	-	6,911	6,911	553
Total	343,918	17,640	361,558	28,925
Market risk			8,672	694
Operational risk			30,850	2,468
Interest rate risk in the banking book			13,064	1,045
Other assets[4]			3,399	272
Total			417,543	33,404

[1]  Total capital required is calculated as 8% of total risk weighted assets.

[2]  Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

[3]  Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

[4]  Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

10 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Leverage ratio disclosure

Leverage ratio

The following table summarises Westpac’s leverage ratio. This has been determined using APRA’s definition of the leverage ratio as specified in APS110 Capital Adequacy.

$ billion	30 June 2019	31 March 2019	31 December 2018	30 September 2018
Tier 1 Capital	53.7	53.9	53.6	54.4
Total Exposures	946.7	942.4	936.0	931.1
Leverage ratio	5.7%	5.7%	5.7%	5.8%

Westpac Group June 2019 Pillar 3 Report | 11

Pillar 3 report
Credit risk exposures

Summary credit risk disclosure

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 June 2019	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 9 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	134,686	73,728	554	468	161	75	(5)
Business lending	55,274	35,921	646	428	294	160	33
Sovereign	80,171	1,899	2	2	-	-	-
Bank	26,224	7,317	8	8	-	-	-
Residential mortgages	562,101	134,702	1,708	1,139	422	119	87
Australian credit cards	18,493	5,741	355	283	116	74	235
Other retail	16,375	12,898	619	448	310	169	246
Small business	33,429	16,331	504	347	399	164	53
Specialised Lending	63,525	53,887	780	554	108	41	11
Securitisation	26,169	5,749	-	-	-	-	-
Standardised[2]	17,255	18,528	-	-	62	17	2
Total	1,033,702	366,701	5,176	3,677	1,872	819	662

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
31 March 2019	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 6 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	135,502	73,551	561	468	176	79	(3)
Business lending	54,299	35,294	642	424	279	161	23
Sovereign	79,572	1,653	2	1	-	-	-
Bank	25,471	7,066	8	8	-	-	-
Residential mortgages	558,161	132,133	1,649	1,106	391	126	52
Australian credit cards	18,850	5,910	363	292	101	63	150
Other retail	16,583	13,082	640	459	297	173	162
Small business	33,280	16,092	497	345	374	148	33
Specialised Lending	64,781	54,833	798	562	118	44	10
Securitisation	25,929	5,583	-	-	-	-	-
Standardised[2]	17,389	17,565	-	-	13	6	1
Total	1,029,817	362,762	5,160	3,665	1,749	800	428

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 June 2018	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 9 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	129,145	70,539	555	455	115	49	20
Business lending	54,185	35,402	631	427	316	182	54
Sovereign	82,167	1,616	2	2	-	-	-
Bank	24,985	6,482	8	8	-	-	-
Residential mortgages	551,333	129,827	1,211	998	309	94	73
Australian credit cards	19,522	6,464	365	312	95	48	203
Other retail	17,418	14,213	614	477	294	137	266
Small business	33,021	16,144	454	333	174	80	77
Specialised Lending	67,388	57,299	846	599	170	68	2
Securitisation	26,815	5,932	-	-	-	-	-
Standardised[2]	18,036	17,640	-	-	22	12	1
Total	1,024,015	361,558	4,686	3,611	1,495	670	696

1     Includes regulatory expected losses for defaulted and non-defaulted exposures.

2     Includes mark-to-market related credit risk.

12 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Exposure at Default by major type

30 June 2019	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[1]
Corporate	63,514	59,650	11,522	134,686	135,094
Business lending	43,029	12,245	-	55,274	54,787
Sovereign	76,109	1,518	2,544	80,171	79,872
Bank	16,609	2,236	7,379	26,224	25,848
Residential mortgages	488,220	73,881	-	562,101	560,131
Australian credit cards	9,477	9,016	-	18,493	18,672
Other retail	12,974	3,401	-	16,375	16,479
Small business	26,622	6,807	-	33,429	33,355
Specialised lending	51,704	10,503	1,318	63,525	64,153
Securitisation[2]	20,619	5,354	196	26,169	26,049
Standardised	13,451	1,149	2,655	17,255	17,322
Total	822,328	185,760	25,614	1,033,702	1,031,766

31 March 2019	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	6 months ended[3]
Corporate	66,944	57,852	10,706	135,502	135,502
Business lending	41,345	12,954	-	54,299	54,299
Sovereign	75,685	1,487	2,400	79,572	79,572
Bank	16,034	2,184	7,253	25,471	25,471
Residential mortgages	482,670	75,491	-	558,161	558,161
Australian credit cards	9,575	9,275	-	18,850	18,850
Other retail	13,145	3,438	-	16,583	16,583
Small business	26,246	7,034	-	33,280	33,280
Specialised lending	52,780	10,918	1,083	64,781	64,781
Securitisation[2]	20,767	4,997	165	25,929	25,929
Standardised	13,641	1,195	2,553	17,389	17,389
Total	818,832	186,825	24,160	1,029,817	1,029,818

30 June 2018	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[4]
Corporate	61,514	54,850	12,781	129,145	129,505
Business lending	41,181	13,004	-	54,185	53,968
Sovereign	78,106	1,845	2,216	82,167	79,242
Bank	14,660	1,783	8,542	24,985	24,426
Residential mortgages	475,193	76,140	-	551,333	549,507
Australian credit cards	9,671	9,851	-	19,522	19,581
Other retail	13,851	3,567	-	17,418	17,557
Small business	26,177	6,844	-	33,021	32,963
Specialised lending	53,400	13,060	928	67,388	67,191
Securitisation[2]	21,966	4,724	125	26,815	26,689
Standardised	13,945	1,216	2,875	18,036	18,060
Total	809,664	186,884	27,467	1,024,015	1,018,685

1      Average is based on exposures as at 30 June 2019 and 31 March 2019.

2      The EAD associated with securitisations is for the banking book only.

3      Average is based on exposures as at 31 March 2019, 31 December 2018, and 30 September 2018.

4      Average is based on exposures as at 30 June 2018 and 31 March 2018.

Westpac Group June 2019 Pillar 3 Report | 13

Pillar 3 report
Credit risk exposures

Loan impairment provisions

APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All Individually Assessed Provisions (IAP) raised under Australian Accounting Standards (AAS) are classified as specific provisions. All Collectively Assessed Provisions (CAP) raised under AAS are either classified into specific provisions or a GRCL.

30 June 2019	AAS Provisions			GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	438	381	819	NA	819
for defaulted but not impaired loans	NA	573	573	NA	573
For Stage 2	NA	1,281	1,281	NA	1,281
Total Specific Provision[1]	438	2,235	2,673	NA	2,673
General Reserve for Credit Loss[1]	NA	1,394	1,394	NA	1,394
Total provisions for Expected Credit Losses	438	3,629	4,067	NA	4,067

31 March 2019	AAS Provisions			GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	433	367	800	NA	800
for defaulted but not impaired loans	NA	558	558	NA	558
For Stage 2	NA	1,264	1,264	NA	1,264
Total Specific Provision[1]	433	2,189	2,622	NA	2,622
General Reserve for Credit Loss[1]	NA	1,375	1,375	NA	1,375
Total provisions for Expected Credit Losses	433	3,564	3,997	NA	3,997

30 June 2018	AAS Provisions			GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	437	233	670	NA	670
for defaulted but not impaired loans	NA	201	201	NA	201
Total Specific Provision	437	434	871	NA	871
General Reserve for Credit Loss	NA	2,235	2,235	355	2,590
Total provisions for impairment charges	437	2,669	3,106	355	3,461

1  Provisions classified according to APRA’s letter dated 4 July 2017 “Provisions for regulatory purposes and AASB 9 financial instruments”.

14 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac’s asset categories.

			Specific	Specific	Actual
30 June 2019	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	9 months ended
Corporate	95	161	75	47%	(5)
Business lending	423	294	160	54%	33
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,872	422	119	28%	87
Australian credit cards	-	116	74	64%	235
Other retail	-	310	169	55%	246
Small business	331	399	164	41%	53
Specialised lending	315	108	41	38%	11
Securitisation	-	-	-	-	-
Standardised	65	62	17	27%	2
Total	5,101	1,872	819	44%	662

			Specific	Specific	Actual
31 March 2019	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	6 months ended
Corporate	108	176	79	45%	(3)
Business lending	380	279	161	58%	23
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,376	391	126	32%	52
Australian credit cards	-	101	63	62%	150
Other retail	-	297	173	58%	162
Small business	310	374	148	40%	33
Specialised lending	314	118	44	37%	10
Securitisation	-	-	-	-	-
Standardised	34	13	6	46%	1
Total	4,522	1,749	800	46%	428

			Specific	Specific	Actual
30 June 2018	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired	Loans	Impaired Loans	Impaired Loans	9 months ended
Corporate	78	115	49	43%	20
Business lending	264	316	182	58%	54
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,145	309	94	30%	73
Australian credit cards	-	95	48	51%	203
Other retail	-	294	137	47%	266
Small business	165	174	80	46%	77
Specialised lending	292	170	68	40%	2
Securitisation	-	-	-	-	-
Standardised	24	22	12	55%	1
Total	3,968	1,495	670	45%	696

Westpac Group June 2019 Pillar 3 Report | 15

Pillar 3 report
Securitisation

Banking book summary of securitisation activity by asset type

For the 3 months ended
30 June 2019	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	4,137	-
Credit cards	-	-
Auto and equipment finance	305	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	4,442	-

For the 6 months ended
31 March 2019	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	17,444	-
Credit cards	-	-
Auto and equipment finance	295	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	17,739	-

For the 3 months ended
30 June 2018	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	10,002	-
Credit cards	-	-
Auto and equipment finance	567	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	10,569	-

16 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

30 June 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,817	34	8,851
Liquidity facilities	-	-	356	356
Funding facilities	2,388	-	1,483	3,871
Underwriting facilities	-	-	-	-
Lending facilities	8	-	298	306
Warehouse facilities	9,409	-	3,376	12,785
Total	11,805	8,817	5,547	26,169

31 March 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,746	34	8,780
Liquidity facilities	-	-	299	299
Funding facilities	2,577	-	1,168	3,745
Underwriting facilities	-	-	-	-
Lending facilities	9	-	8	17
Warehouse facilities	9,435	-	3,653	13,088
Total	12,021	8,746	5,162	25,929

30 June 2018	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	9,102	32	9,134
Liquidity facilities	-	-	266	266
Funding facilities	5,157	-	1,932	7,089
Underwriting facilities	-	-	-	-
Lending facilities	505	-	24	529
Warehouse facilities	7,178	-	2,619	9,797
Total	12,840	9,102	4,873	26,815

Westpac Group June 2019 Pillar 3 Report | 17

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type1

30 June 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	14	-	14
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	59	59
Other derivatives	-	-	13	13
Total	-	14	72	86

31 March 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	30	-	30
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	48	48
Other derivatives	-	-	7	7
Total	-	30	55	85

30 June 2018	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	150	-	150
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	51	51
Other derivatives	-	-	36	36
Total	-	150	87	237

1     EAD associated with trading book securitisation is not included in EAD by major type on page 13. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

18 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Liquidity coverage ratio

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) requires banks to hold sufficient high-quality liquid assets, as defined by APRA, to withstand 30 days under a regulator-defined acute stress scenario. Westpac’s LCR as at 30 June 2019 was 128%1 (31 March 2019: 138%) and the average LCR for the quarter was 137%2 (31 March 2019: 134%).

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) from the Reserve Bank of Australia and additional qualifying Reserve Bank of New Zealand securities. Westpac received approval from APRA for a CLF of $54.0 billion for the calendar year 2019 (2018 calendar year: $57.0 billion). Westpac maintains a portfolio of HQLA and these averaged $82.7 billion over the quarter2.

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. Westpac maintains a buffer over the regulatory minimum of 100%.

		30 June 2019		31 March 2019
$m		Total unweighted value (average)[2]	Total weighted value (average)[2]	Total unweighted value (average)[3]	Total weighted value (average)[3]
Liquid assets, of which:
1	High-quality liquid assets (HQLA)		82,684		78,869
2	Alternative liquid assets (ALA)		47,992		46,948
3	Reserve Bank of New Zealand (RBNZ) securities		4,756		4,601

Cash Outflows
4	Retail deposits and deposits from small business customers, of which:	237,242	21,658	233,942	21,398
5	Stable deposits	114,136	5,707	112,686	5,634
6	Less stable deposits	123,106	15,951	121,256	15,764

7	Unsecured wholesale funding, of which:	120,209	58,863	120,609	60,613
8	Operational deposits (all counterparties) and deposits in networks for cooperative banks	44,529	11,062	42,567	10,572
9	Non-operational deposits (all counterparties)	64,785	36,906	65,914	37,913
10	Unsecured debt	10,895	10,895	12,128	12,128

11	Secured wholesale funding		1		2

12	Additional requirements, of which:	198,241	28,040	198,647	26,569
13	Outflows related to derivatives exposures and other collateral requirements	10,843	10,843	10,368	10,368
14	Outflows related to loss of funding on debt products	1,536	1,536	34	34
15	Credit and liquidity facilities	185,862	15,661	188,245	16,167

16	Other contractual funding obligations	1,367	1,367	728	728
17	Other contingent funding obligations	46,488	4,196	44,213	3,981

18	Total cash outflows		114,125		113,291

Cash inflows
19	Secured lending (e.g. reverse repos)	5,704	-	5,345	-
20	Inflows from fully performing exposures	19,522	12,592	19,323	12,538
21	Other cash inflows	2,671	2,671	3,476	3,476
22	Total cash inflows	27,897	15,263	28,144	16,014

23	Total liquid assets		135,432		130,418
24	Total net cash outflows		98,862		97,277
25	Liquidity Coverage Ratio (%)		137%		134%
	Number of data points used		62		63

1     Calculated as total liquid assets divided by total net cash outflows for 30 June 2019.

2     Calculated as a simple average of the daily observations over the 30 June 2019 quarter.

3      Calculated as a simple average of the daily observations over the 31 March 2019 quarter.

Westpac Group June 2019 Pillar 3 Report | 19

Pillar 3 report
Appendix I | APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements outlined in Attachment C of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements
Paragraph 49		Summary leverage ratio	11

Attachment C
Table 3:	(a) to (e)	Capital requirements	9
Capital Adequacy	(f)	Westpac’s capital adequacy ratios	8
		Capital adequacy ratios of major subsidiary banks	8

Table 4:	(a)	Exposure at Default by major type	13
Credit Risk - general disclosures	(b)	Impaired and past due loans	15
	(c)	General reserve for credit loss	14

Table 5:	(a)	Banking Book summary of securitisation activity by asset type	16
Securitisation exposures	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	17
		Trading Book summary of on and off-balance sheet securitisation by exposure type	18

Attachment F
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	19

Exchange rates

The following exchange rates were used in this Westpac Pillar 3 report, and reflect spot rates for the period end.

	$30 June 2019	31 March 2019	30 June 2018
USD	0.7014	0.7092	0.7387
GBP	0.5534	0.5425	0.5635
NZD	1.0461	1.0439	1.0911
EUR	0.6168	0.6313	0.6347

20 | Westpac Group June 2019 Pillar 3 Report

Pillar 3 report
Disclosure regarding forward-looking statements

This report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

●                  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

●                  regulatory investigations, and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;

●                  internal and external events which may adversely impact Westpac’s reputation;

●                  information security breaches, including cyberattacks;

●                  reliability and security of Westpac’s technology and risks associated with changes to technology systems;

●                  the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

●                  market volatility, including uncertain conditions in funding, equity and asset markets;

●                  adverse asset, credit or capital market conditions;

●                  an increase in defaults in credit exposures because of a deterioration in economic conditions;

●                  the conduct, behaviour or practices of Westpac or its staff;

●                  changes to Westpac’s credit ratings or to the methodology used by credit rating agencies;

●                  levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

●                  market liquidity and investor confidence;

●                  changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;

●                  the effects of competition, including from established providers of financial services and from non-financial service entities in the geographic and business areas in which Westpac conducts its operations;

●                  the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

●                  the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

●                  the incidence or severity of Westpac insured events;

●                  the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;

●                  changes to the value of Westpac’s intangible assets;

●                  changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

●                  the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and

●                  various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac refer to ‘Risk factors’ in Westpac’s 2019 Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.

Westpac Group June 2019 Pillar 3 Report | 21